UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-11577
CUSIP NUMBER 306075102
(Check One)	[x] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: October 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:__________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Falcon Products, Inc.
__________________________________________________________________________________________________________________________________________

Former Name if Applicable:
_______________________________________________________________________

Address of Principal Executive Office (Street and Number): 9387 Dielman Industrial Drive__________________

City, State and Zip Code: St. Louis, MO 63132_________________________________________________

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[ ]		fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite the diligent efforts of the Registrant, it has been unable to finalize its financial statements prior to the end of the prescribed time period for its Form 10-K as it has been focused on the restructuring of its capital structure.  Also, contributing to the Registrant's inability to finalize its financial statements is an ongoing audit committee investigation related to certain accounting matters that has been previously disclosed by the Registrant. The Registrant will not be able to finalize its financial statements for the year ended October 30, 2004 until such investigation is completed, and accordingly, the Registrant's independent auditors are unable to complete their audit of the Registrant's financial statements. The Registrant cannot state with certainty when the investigation will be completed.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	Franklin A. Jacobs	-	(314)	991-9200
	(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                                                                          [X]   Yes         [  ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or

	portion thereof?			[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the results of operations for the fiscal year ended October 30, 2004, will reflect a loss that is significantly higher than the prior year period. The Registrant expects to report a substantial net loss for the fiscal year ended October 30, 2004, due to lower revenue levels, a previously announced write-down of inventory that is currently estimated to exceed $20 million, restructuring charges and substantial costs associated with refinancing activities. In addition, the Registrant has not yet completed an appraisal of its intangible assets, including goodwill. The result of such appraisal could result in further significant write-downs.

Falcon Products, Inc.
 (Name of Registrant as Specified in Charter)

have each caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 31, 2005	Falcon Products, Inc.
(Registrant)

		By:	/s/ Franklin A. Jacobs
		Name:	Franklin A. Jacobs
		Title:	Chairman and Chief Executive Officer